FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Mario E. Jaramillo

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

Mark H. Stumpf	Frank De Lima
Whitney Debevoise	Minister of Economy and Finance
Arnold & Porter LLP	Ministry of Economy and Finance
555 12th Street, N.W.	of the Republic of Panama
Washington, DC 20004	P.O. Box 2694, Zona 3
Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) and effective as of November 12, 2009 (Registration Statement No. 333-163050), as amended by Post-Effective Amendment No. 1 filed on December 16, 2009 (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2011 is to file with the Commission: (i) Recent Developments in the Republic as of April 22, 2013, included as Exhibit E hereof; (ii) the legal opinions included as Exhibits F and G hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; (iii) a form of the Republic’s 4.30% Global Bonds due 2053, included as Exhibit H hereof; and (iv) a conformed copy of the Terms Agreement dated April 22, 2013, among the Republic, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, included as Exhibit I hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 28th day of May, 2013.

REPUBLIC OF PANAMA

By:	/s/ Frank De Lima
Name:	Frank De Lima
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2012 Annual Budget of the Republic

*D:	Current Description of the Republic

E:	Recent Developments in the Republic as of April 22, 2013

F:	Opinion dated April 29, 2013 of Arnold & Porter LLP relating to U.S.$750,000,000 aggregate principal amount of 4.30% Global Bonds due 2053

G:	Opinion dated April 29, 2013 of the Procurador de la Administración

H:	Form of 4.30% Global Bonds due 2053

I:	Terms Agreement dated April 22, 2013 among the Republic, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Previously filed.